Mail Stop 3561

June 23, 2008

Michael F. Holloran
President and Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re:** **Intelligent Living Corp.**
> **Form 10-KSB/A for Fiscal Year Ended May 31, 2005**
> **Filed September 6, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended August 31, 2005,**
> **November 30, 2005 and February 29, 2008**
> **Filed October 17, 2005, January 17, 2006 and April 21, 2008**
> **Written Response**
> **Filed May 7, 2008**
> **File No. 0-25335**

Dear Mr. Holloran:

We have reviewed your response to our letter dated January 24, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

1. Please file the proposed amendment submitted with your response letter May 7, 2008. In doing so, please revise to the extent necessary to address the comment below.

2. It does not appear that you intend to include the reports of your independent public accountants in the proposed amendment to be filed in response to our comment letter dated January 24, 2006 as required by Item 310 of Regulation S-B. In addition, it appears that the reports of your independent public accountants

are incorporated by reference into previously filed registration statements. As such, please file the consents required by Item 601(b)(23) of Regulation S-B or tell us why consents are not required.

Controls and Procedures, page 35

3. Please revise the disclosure included pursuant to Item 308(c) to refer to your "internal control over financial reporting."

Directors, Executive Officers, Promoters, and Control Persons, Compliance …, page 35

4. We note your response to comment 39 in our letter dated January 24, 2006. Please revise your disclosure to explain why you have not adopted a code of ethics. Please see Item 406 of Regulation S-B.

Exhibit Index

5. We note your response to comment 43 in our letter dated January 24, 2006. We reissue our comment; please list all your exhibits on your exhibit index. For example, please include Exhibit 31.

6. When you file your amended Form 10-KSB, please ensure that you file as an exhibit the certification required by 601(b)(32) of Regulation S-B.

7. It does not appear that you intend to include the reports of your independent public accountants in the proposed amendment to be filed in response to our comment letter dated January 24, 2006 as required by Item 310 of Regulation S-B. In addition, it appears that the reports of your independent public accountants are incorporated by reference into previously filed registration statements. As such, please file the consents required by Item 601(b)(23) of Regulation S-B or tell us why consents are not required.

Signatures, page 41

8. Please amend your filing to include your controller/principal accounting officer's signature. Please ensure that when you file your amended Form 10-KSB your signature page is dated as of a current date; not as of 2005.

9. We note your response to comment 45 in our letter dated January 24, 2006. We reissue our comment. Your Form 10-KSB is not signed as provided in the Form. There are two sets of signatures. The first signature at the top of the page is for an authorized officer to sign on behalf of registrant; the company. Then second set of signatures are for specific officers who sign on behalf of the registrant and in the capacities indicated. In your case, Mr. Holloran needs to sign in both places.

Please amend your Form 10-KSB to provide for signatures as provided in the form.

Exhibit 31

10. We note that the language in paragraph four is not complete. Please revise to provide the exact wording provided in Item 601(b)(31) of Regulation S-B. Please also ensure that when you file your amended Form 10-KSB that your certification is currently dated.

Forms 10-QSB for Fiscal Quarters Ended August 31, 2005, November 30, 2005 and February 29, 2008

11. As applicable, please revise your Form 10-QSBs to address the comments above as well.

Form 10-QSB for Fiscal Quarter Ended August 31, 2005

12. Please file the proposed amendment submitted with your response letter May 7, 2008.

Form 10-QSB for Fiscal Quarter Ended November 30, 2005

13. Please file the proposed amendment submitted with your response letter May 7, 2008.

***

As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Paige, Esq.
    Jackson & Campbell, P.C.